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                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE

Contact: ChoiceCare Media Relations Jose Marques  (513) 684-7432
         Humana Public Affairs     Greg Donaldson (502) 580-3683

                CHOICECARE TO JOIN HUMANA FAMILY OF HEALTH PLANS

Cincinnati, June 5--ChoiceCare, Cincinnati's largest health maintenance organization (HMO), announced today that it will become a member of the Humana family of health plans.

         Daniel A. Gregorie, M.D., CEO and chairman of the board, said the decision was made to strengthen ChoiceCare's ability to improve health care quality and choice for the communities it serves.

         "This new association will give us the additional capabilities and economies of scale that will enable ChoiceCare to bring more products and services to more people in the Greater Cincinnati and Greater Dayton areas," Gregorie said. "At the same time, we will be able to maintain the high levels of quality and service we have established for our members."

         Gregorie said the primary reason for the decision is to position ChoiceCare for long-term success. "We have successfully penetrated the large employer segments of the market. In order to grow, we must be able to better serve customers in other market segments. We will now have the resources to offer more products and services more efficiently."

         Gregory H. Wolf, Humana's president and chief operating officer, added, "ChoiceCare is a very successful company with an extraordinary franchise in the Cincinnati market. As such, it fits perfectly into our overall corporate strategy of targeting key local markets where we can have the critical mass, purchasing power and brand-name

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                                                             ChoiceCare o Humana
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recognition that are crucial to leadership. By combining with ChoiceCare, the plan of choice for members, providers and employers, we will move to a leadership position in Cincinnati and--just as important--establish a very significant platform for growth across Ohio, where we see significant potential."

         Humana is paying a total of $250 million in cash for ChoiceCare's outstanding shares and vested stock options. This equates to $16.38 per share outstanding. ChoiceCare's major shareholder, The ChoiceCare Foundation, which owns nearly 91 percent of the company's outstanding shares, will receive proceeds of approximately $220 million in the transaction. The foundation is a not-for-profit social welfare organization that serves as a catalyst in the development and support of health and medical care delivery improvement in Greater Cincinnati and Dayton. The remaining $30 million will be paid to individual shareholders, including physicians, other health care professionals and employees.

         The transaction will be structured as a merger with ChoiceCare becoming a wholly-owned subsidiary of Humana. The transaction is expected to close in the fall of 1997 after approvals are received from shareholders and certain regulatory authorities. The approval of ChoiceCare shareholders will be sought at a special meeting of shareholders; the foundation has agreed to vote its shares in favor of the transaction. The transaction is subject to termination, under certain conditions, including if it has not occurred on or before January 31, 1998.

         ChoiceCare is the largest HMO in Greater Cincinnati and the third largest in the state of Ohio. It offers managed care products, including a point-of-service option and a Medicare Risk product, to more than 245,000 members. ChoiceCare also participates in

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                                                             ChoiceCare o Humana
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Ohio's Health Partnership Program Workers' Compensation product, offering medical management services to approximately 43,000 workers.

         In addition to being the first HMO in Cincinnati to receive three-year full accreditation from the National Committee for Quality Assurance, ChoiceCare has been recognized nationally for the quality of care and service it provides to its members. In 1996, ChoiceCare was named a 1996 Quality Leader by the National Research Corporation, and in 1996 and 1997, ChoiceCare was named to Sachs HMO Honor Roll. The Honor Roll recognizes an elite group of health plans rated superior in their markets by their members.

         Humana, headquartered in Louisville, Ky., is one of the nation's largest publicly traded managed health care companies with more than 4.7 million health plan members primarily located in 17 states. Humana already serves 65,000 members in the Greater Cincinnati area.

         Humana offers coordinated health care through a variety of delivery systems--health maintenance organizations, preferred provider organizations, point-of-service plans, administrative services products and medical savings accounts--to employer groups, government-sponsored plans and individuals. More information about Humana is available at http://www.humana.com.

         Certain information contained in this release is "forward-looking" as defined in the Private Securities Litigation Reform Act of 1995. Investors are specifically referred to the CAUTIONARY STATEMENT filed by ChoiceCare on November 12, 1996, as part of its Form 10-Q for the period ended September 30, 1996, for a discussion of factors which could affect ChoiceCare's operations and "forward-looking" statements contained herein.

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